UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule (13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-d 2(a)

CGI GROUP INC.
(Name of Issuer)

Class A Subordinate Voting Shares
(Title of Class of Securities)

399 45C 109
(CUSIP Number)

Soulef Hadjoudj Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3 (514) 847-5998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399 45C 109	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSONS Caisse de dépôt et placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,174,038
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 58,174,038
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,174,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 399 45C 109	SCHEDULE 13D	Page 3 of 5

ITEM 1.	SECURITY AND ISSUER.

This Amendment No 1 is being filed by Caisse de dépôt et placement du Québec (“CDP”) and relates to Class A Subordinate Voting Shares (the “Shares”) issued by CGI Group Inc.  (the “Issuer”). The address of the principal executive office of the Issuer is c/o 1130, Sherbrooke West, Montreal, Quebec, H3A 2M8.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)           CDP is a legal person without share capital created by a special act of the Legislature of the Province de Québec.

(b) and (c)(i)     The address for CDP is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3. The principal business of CDP is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Provence de Québec. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person are available in Annex A to this Schedule 13D.

(d)           During the five years prior to the date hereof, CDP has not been convicted in a criminal proceeding.

(e)           During the five years prior to the date hereof, CDP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            The citizenship of the natural persons who are officers, directors or controlling persons of CDP is set forth in Schedule A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

ITEM 4.	PURPOSE OF TRANSACTION.

No material change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The responses to this Item 5 and the information on the cover page are based on their being 271,610,324 Shares outstanding and 33,608,159 shares of Class B shares outstanding, based on the Form 40-F filed by the Issuer on December 20, 2012, after giving effect to the repurchase of 2,490,660 Shares from the Reporting Person by the Issuer.

(a)           As a result of the transactions described above, CDP beneficially owns a total of 58,174,038 Shares, which represents 21.4% of the Issuer’s outstanding Shares.  However, because CGI’s capital structure also includes Class B shares, which are entitled to 10 votes per share, CDP’s beneficial ownership of its Shares represents 9.6% of the voting rights attached to all of CGI’s outstanding voting securities.

(b)           CDP may be deemed to have sole voting and dispositive power with respect to the 58,174,038 Shares.

(c)           Except as set forth on Schedule B, CDP has not effected any transaction in the Shares in the last 60 days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Shares beneficially owned by CDP.

(e)           Not applicable.

CUSIP No. 399 45C 109	SCHEDULE 13D	Page 4 of 5

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

No material change.

CUSIP No. 399 45C 109	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Dated: December 2, 2013

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
By:	/s/ Soulef Hadjoudj
Name: Soulef Hadjoudj Title: Legal Counsel

Schedule A

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Mr. Robert Tessier	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Chairman of the Board	Canadian
Mr. Michael Sabia	1000, place Jean-Paul-Riopelle, 11th Floor Montreal (Quebec) H2Z 2B3	Director President and Chief Executive Officer	Canadian
Madam Elisabetta Bigsby	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Madam Louise Charette	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Madam Patricia Curadeau-Grou	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director Strategic Advisor to the President and CEO Banque Nationale	Canadian
Madam Michèle Desjardins	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director President Koby Consulting	Canadian
Madam Rita Dionne-Marsolais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Mr. François Joly	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Mr. Gilles Godbout	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Mr. Denys Jean	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director President and General Manager, Régie des rentes du Québec	Canadian

Name	Business Address	Principal Occupation or Employment	Citizenship
Mr. Jean La Couture	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director President Huis Clos Ltée	Canadian
Mr. André Legault	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director President and Chief Executive Officer Commission administrative des régimes de retraite et d’assurances	Canadian
Mr. François R. Roy	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Madam Ouma Sananikone	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Australian
Mr. Claude Bergeron	1000, place Jean-Paul-Riopelle, 9th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President and Chief Risk Officer	Canadian
Madam Michèle Boisvert	1000, place Jean-Paul-Riopelle, 11th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Public Affairs	Canadian
Mr. Frédérick Charette	1000, place Jean-Paul-Riopelle, 11th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Talent Management and Organizational Development	Canadian
Mr. Marc Cormier	1000, place Jean-Paul-Riopelle, 6th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Fixed Income and Active Overlay Strategies	Canadian
Mr. Daniel Fournier	1000, place Jean-Paul-Riopelle, 9th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Real Estate	Canadian

Name	Business Address	Principal Occupation or Employment	Citizenship
Madam Marie Giguère	1000, place Jean-Paul-Riopelle, 12th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Legal Affairs and Secretariat	Canadian
Mr. Jean-Luc Gravel	1000, place Jean-Paul-Riopelle, 7th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Equity Markets	Canadian
Mr. Roland Lescure	1000, place Jean-Paul-Riopelle, 11th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President and Chief Investment Officer	Canadian
Mr. Pierre Miron	1000, place Jean-Paul-Riopelle, 4th Floor Montréal, Québec H2Z 2B3	Executive Vice-President, Operations and Information Technology	Canadian
Mr. Bernard Morency	1000, place Jean-Paul-Riopelle, 9th Floor Montréal, Québec H2Z 2B3	Executive Vice-President, Depositors Strategy and Chief Operations Officer	Canadian
Madam Maarika Paul	1000, place Jean-Paul-Riopelle, 11th Floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Financial Officer	Canadian
Mr. Normand Provost	1000, place Jean-Paul-Riopelle, 4th Floor Montréal, Québec H2Z 2B3	Executive Vice-President, Private Equity	Canadian

Schedule B

Transactions in the Class A Subordinated Voting Shares of
CGI Group Inc.

(All transactions were made in the open market unless otherwise indicated)

7,472,000 shares sold November 26, 2013 at $40.15 per share in a block transaction with a broker.

2,490,660 shares sold November 26, 2013 at $40.15 per share in transaction with the Issuer.